[redacted]

14045623 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 15264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Select Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Newport Center Drive
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Keeling (949) 219-6643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

695 Town Center Drive (Address) Costa Mesa (City) California (State) 92626 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH, D.C.
191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory L. Keeling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Select Distributors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAYSY R. NOVAK
Commission # 2003897
Notary Public - California
Orange County
My Comm. Expires Feb 9, 2017

Signature

Vice President and CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC SELECT DISTRIBUTORS

February 26, 2014

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Via Federal Express: 480963147774

Re: Pacific Select Distributors, Inc.
2014 Filing of Annual Audited Reports for period ending December 31, 2013.

Dear Sir or Madam:

Enclosed find the following:

- 2 Confidential Annual Audited Reports, for fiscal period ending 12/31/13.
- 1 Public Annual Audited Report, for fiscal period ending 12/31/13.
- Independent Accountant's report on applying Agreed-Upon Procedures.
    - (also known as, a.k.a. SIPC Supplemental Report)

Please contact me if you have questions or require further information.

Sincerely,

Tamara Carnicello
Sr. Compliance Coordinator
Phone: (949) 219-3244 / Fax: (949) 759-9809
tamara.carnicello@pacificlife.com

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH, D.C.
191

Enclosures

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Pacific Select Distributors, Inc.
700 Newport Center Drive
Newport Beach, California 92660

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Pacific Select Distributors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Pacific Select Distributors, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Pacific Select Distributors, Inc.'s management is responsible for the Pacific Select Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche

February 25, 2014

Deloitte.

PACIFIC SELECT DISTRIBUTORS, INC.
(SEC I.D. No. 8-15264)

Statement of Financial Condition
as of
December 31, 2013,
and
Independent Auditors' Report
and
Supplemental Report on Internal Controls

PACIFIC SELECT DISTRIBUTORS, INC.
(SEC I.D. No. 8-15264)

Statement of Financial Condition
as of
December 31, 2013,
and
Independent Auditors' Report
and
Supplemental Report on Internal Controls

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Pacific Select Distributors, Inc.:

We have audited the accompanying statement of financial condition of Pacific Select Distributors, Inc. (the Company) as of December 31, 2013 and related notes (the financial statement) that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Pacific Select Distributors, Inc. as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2014

Pacific Select Distributors, Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$25,284,016
Deferred commissions	7,499,420
Commission advances	1,598,038
Commissions and fees receivable	4,284,630
Other assets	245,418
TOTAL ASSETS	$38,911,522
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Payable to affiliates, net	$14,300,730
Commissions and fees payable	6,317,598
Accounts payable and accrued liabilities	185,729
Deferred tax liabilities, net	239,157
Total Liabilities	21,043,214
Commitments and contingencies (Note 6)	
Stockholder's Equity:	
Common stock - $1 par value; 25,000 shares authorized; 1,000 shares issued and outstanding	1,000
Paid-in capital	110,293,526
Accumulated deficit	(92,426,218)
Total Stockholder's Equity	17,868,308
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$38,911,522

See Notes to Financial Statement

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, Inc. (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life), a Nebraska domiciled stock life insurance company. Pacific LifeCorp, a Delaware stock holding company, owns 100% of Pacific Life. Pacific Mutual Holding Company (PMHC) is a Nebraska mutual holding company that owns 100% of Pacific LifeCorp. Pacific Life, Pacific LifeCorp, and PMHC are referred to as the Parent Companies.

PSD primarily serves as the distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life and its wholly owned life insurance subsidiary, Pacific Life & Annuity Company (PL&A) (Variable Products). PSD is also the distributor of the Pacific Life Funds, a multi-class, open-end investment management company (Mutual Funds).

BASIS OF PRESENTATION

The accompanying financial statement of PSD has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PSD has evaluated events subsequent to December 31, 2013 and through February 25, 2014, the date the financial statement was available to be issued.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

DEFERRED COMMISSIONS

Deferred commissions are front-end commissions paid to broker-dealers related to the sales of certain Mutual Funds share classes and are capitalized and amortized over the sales charge period. PSD tests the deferred commissions for recoverability based on cash flows expected to be received in future periods.

Front-end commissions paid to authorized broker-dealers related to Class B mutual fund sales are deferred and amortized over the sales charge period or in the period in which a contingent deferred sales charge (CDSC) is applied when the client's investment is redeemed. The CDSC period for Class B shares are typically imposed at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 4%, 3%, 2%, 2% and 1% in the second, third, fourth, fifth, sixth and seventh years, respectively.

COMMISSION ADVANCES

Commission advances represent prepaid commissions to brokers for the sale of insurance contracts.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due to PSD from the sale of financial products. Commissions and fees payable represent amounts due to PSD's sales representatives in connection with the sales of financial products.

PAYABLE TO AFFILIATES, NET

PSD and Pacific Life enter into tri-party selling agreements with selling broker-dealers that state, among other things, that commissions payable to the selling broker-dealer are payable by Pacific Life through PSD. Payable to Pacific Life, net, primarily represents commissions payable to Pacific Life in connection with these agreements, net of commissions and other receivables due from Pacific Life.

INCOME TAXES

PSD is included in the consolidated Federal income and combined California franchise tax returns of PMHC. PSD is allocated an expense or benefit based principally on the effect of including its operations in the consolidated and combined returns in accordance with a tax sharing agreement with its Parent Companies. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

2. INCOME TAXES

The deferred tax liability, net, as of December 31, 2013, is comprised of the following tax effected temporary differences:

Deferred tax assets	
Operating expense accruals	$17,294
Deferred tax liabilities	
Prepaid expenses	86,604
State income taxes	169,847
	256,451
Deferred tax liabilities, net	$239,157

PSD did not record or release any unrecognized tax benefits during the year. PSD did not incur any interest or penalties during the year.

PMHC files income tax returns in U.S. Federal and various state jurisdictions. PMHC is under continuous audit by the Internal Revenue Service (IRS) and is audited periodically by some state taxing authorities. The IRS has completed audits of PMHC's tax returns through the tax year ended December 31, 2008, and is auditing PMHC's tax returns for the tax years ended December 31, 2009 and 2010. The State of California is auditing tax year 2009. PSD does not expect the Federal and California audits to result in any material assessments to PSD.

3. NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2013, PSD's net capital was $5,561,970, which exceeded its required minimum.

4. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(2)(i), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Operating under such exemption, PSD is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

5. TRANSACTIONS WITH AFFILIATES

Effective May 1, 2007, a Service Plan adopted by the Pacific Select Fund, an investment vehicle provided to Pacific Life's variable life insurance policyholders and variable annuity contract owners, went into effect whereby the fund pays PSD, as distributor of the fund, a service fee in connection with services rendered or procured to or for shareholders of the fund or their variable contract owners. These services may include, but are not limited to: providing electronic, telephonic, and technological servicing support in connection with existing investments in the fund; answering questions regarding the fund, the portfolios, its portfolio managers and/or other service providers; payment of compensation to broker-dealers, including PSD itself, and other financial institutions and organizations which assist in providing any of the services; and other services as described in the Service Plan.

Pacific Life provides PSD with certain marketing and administrative services and offers participation in certain benefit plans including a 401(k) defined contribution plan.

See Note 1 regarding the tax sharing agreement between PSD and its Parent Companies. During the year ended December 31, 2013, PSD received $10,474,269 from its Parent Companies as payment for its allocation of tax benefits under the tax sharing agreement.

PSD has a commitment from Pacific Life for additional capital funding as may be required.

6. COMMITMENTS AND CONTINGENCIES

LITIGATION

From time to time, PSD might be subject to legal proceedings, claims and litigation in the ordinary course of business. PSD does not expect that the ultimate costs to resolve any such matters that may arise will have a material adverse effect on its financial position, results of operations or cash flows.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 25, 2014

Board of Directors
Pacific Select Distributors, Inc.
700 Newport Center Drive
Newport Beach, California 92660

In planning and performing our audit of the financial statements of Pacific Select Distributors, Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited